PRIMERO ANNOUNCES MANAGEMENT CHANGES

Toronto, Ontario, September 7, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that Mr. Ryan Snyder has been promoted to the role of Chief Financial Officer, effective September 15, 2017, and that Mr. Kevin Jennings has resigned to pursue other opportunities. Mr. Jennings will continue to advise the Company until October 31, 2017 to ensure an effective transition of duties.

Mr. Snyder was previously the Director of Finance and Treasurer and has an extensive background in financial management, reporting, treasury, and strategy development. Prior to working for Primero, he held progressively senior roles at Inmet Mining Corporation (now First Quantum Minerals Ltd.) and Enirgi Group Corporation, after starting his career at KPMG LLP. Ryan is a Chartered Professional Accountant with a Bachelor of Commerce from Queen’s University.

“We wish Kevin the best in his future endeavours and thank him for his contributions to Primero,” stated Joseph F. Conway, Interim President and Chief Executive Officer. “We welcome Ryan to the CFO role and are confident that his proven skills and leadership will help guide the Company through this challenging period.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River]Matheson near Timmins, Ontario, Canada. Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com